Exhibit 99.1

Foresight Announced One-For-Thirty ADS Ratio Change

Ness Ziona, Israel – April 6, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Ordinary Shares (the “ADS Ratio”), no par value per share, from the current ADS Ratio of one (1) ADS to five (5) Ordinary Shares, to a new ADS Ratio of one (1) ADS to thirty (30) Ordinary Shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about April 21, 2023.

There will be no change to the Company’s Ordinary Shares. The effect of the ADS Ratio Change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the open of trading on April 21, 2023 (U.S. Eastern Time). Effective April 21, 2023, ADS holders of record in certified form will be required on a mandatory basis to surrender their ADSs to the depositary bank for the Company’s ADS program, The Bank of New York Mellon (the “Depositary Bank”), for cancellation and will receive one (1) new ADS in exchange for every six (6) existing ADSs then held in connection with the ADS Ratio Change, with further details to be provided in the notice by the Depositary Bank. Holders of uncertificated ADSs in the Direct Registration System (DRS) and in The Depository Trust Company (DTC) will have their ADSs automatically exchanged and need not take any action. The exchange of every six (6) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the effective date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary Bank.

As of the effective date for the ADS Ratio Change, the Company’s ADSs will continue to be traded on the Nasdaq under the symbol “FRSX” with a new CUSIP Number. The Company will file a post-effective amendment to its registration statement on Form F-6 with the United States Securities and Exchange Commission to reflect the ADS Ratio Change.

The ADS Ratio Change will not impact any shareholder’s percentage ownership of the Company or voting power. No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary Bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary Bank.

As a result of the change in the ADS Ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than the ADS price on a proportionate basis. The Company believes that the change in the ADS Ratio will help the Company to maintain compliance with Nasdaq listing requirements. However, the Company can give no assurance that this goal will be achieved.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the plan to implement ADS ratio change and the implications thereof including the potential increase of its ADS price as a result of the ADS Ratio Change, the timing thereof and the Company’s belief that the ADS Ratio Change will help to maintain compliance with Nasdaq listing requirements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654